Holder Account Number Security Class 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Form of Proxy - Annual General and Special Meeting to be held on May 13, 2016 018AJA This Form of Proxy is solicited by and on behalf of Management. Fold Fold 1-866-732-VOTE (8683) Toll Free CONTROL NUMBER VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To Vote Using the Telephone To Vote Using the Internet • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has speciﬁ ed a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identiﬁ ed in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 am (Toronto Time) on May 11, 2016.

1 9 2 5 3 6 018AKA Fold Fold G A M Q A R 1 Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders’ meeting. If you are not mailing back your proxy, you may register online to receive the above ﬁ nancial report(s) by mail at www.computershare.com/mailinglist. Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. MM / DD / YY DateSignature(s) 01. Mark J. Daniel For Withhold 04. David Gower 02. Patrick D. Downey For Withhold 05. Claire M. Kennedy 03. David Fleck For Withhold 06. John A. McCluskey 2. Appointment of Auditors Appointment of KPMG LLP as Auditors of the Company for the ensuing year and authorizing the Directors to ﬁ x their remuneration. For Withhold 3. Long Term Incentive Plan To consider, and if deemed advisable, pass a resolution to approve the Corporation’s proposed Long Term Incentive Plan. For Against 4. Shareholders Rights Plans (a) To consider, and if deemed advisable, pass a resolution to approve the Corporation’s proposed Second Amended and Restated Shareholders Rights Plan; and (b) To consider, and if deemed advisable, pass a resolution to approve the Corporation’s proposed Third Amended and Restated Shareholders Rights Plan. For Against 5. By-Laws To consider, and if deemed advisable, pass a resolution to approve the Corporation’s proposed Amended By-Law No. 1. For Against 6. Executive Compensation To consider, and if deemed advisable, pass a resolution to approve an advisory resolution on the Corporation’s approach to executive compensation. For Against 07. Paul J. Murphy 08. Ronald E. Smith 09. Kenneth Stowe 1. Election of Directors I/We, being holder(s) of Alamos Gold Inc. hereby appoint: Paul J. Murphy, Chairman, or failing him, John A. McCluskey, President and Chief Executive Ofﬁ cer Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. OR as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees ﬁ t) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Alamos Gold Inc. to be held at the TMX Gallery, 130 King Street West, Toronto, Ontario, on Friday, May 13, 2016 at 10:00 am (Toronto Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.